Goodwin Procter LLP
Counsellors at Law
Exchange Place
Boston, MA 02109

T: 617.570.1000
F: 617.523.1231

August 27, 2004

EDGAR CORRESPONDENCE
--------------------
VIA EDGAR
=========

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC  20549

Re:  	Managers Trust II
 	Definitive Information Statements
	File No. 811-06431

Ladies and Gentlemen:

We understand that Managers Trust II (the "Registrant"), an open-end management investment company registered under the Investment Company Act of 1940, as amended (the "1940 Act"), is transmitting for filing electronically with the Securities and Exchange Commission, (i) a definitive information statement for the Registrant relating to the appointment of Loomis, Sayles as a new subadvisor for Managers Balanced Fund, Managers Fixed Income Fund and Managers High Yield Fund (each a "Fund" and collectively, the "Funds") and (ii) a definitive information statement for the Registrant relating to the appointment of JP Morgan as a new subadvisor for Managers High Yield Fund (the "Definitive Information Statements").

The Definitive Information Statements include changes in response to the comments of the Staff of the Division of Investment Management (the "Staff") provided by John M. Ganley to Margaret A. Carey in a telephone conversation on August 18, 2004.

The Staff's comments are set forth below together with the Registrant's responses thereto.

Comment No. 1:
--------------
The Registrant should consider sending a combined information statement to shareholders of the High Yield Fund, rather than two separate information statements. If the Registrant intends to send two separate information statements, please advise the Staff as to why this approach is not potentially confusing for investors.

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Response:
---------
The Registrant will send both information statements to shareholders of Managers High Yield Fund, together with a cover letter explaining why shareholders are receiving two separate information statements. The Registrant originally considered the approach suggested by the Staff but did not pursue it because of concerns that even with an explanatory cover letter, an information statement that discusses both subadvisors might result in shareholder confusion as to the identity of the current subadvisor. The Registrant believes that sending two separate information statements with an explanatory cover letter will avoid investor confusion and will allow shareholders to evaluate whether to review information regarding a subadvisor that no longer manages the Fund.

Comment No. 2:
--------------
Please explain how the Registrant's
disclosure in response to Item 13(b)(10) of Form N-1A relates the factors considered by the trustees "to the specific circumstances of the Fund and the investment advisory contract." Where possible, please provide more specific detail regarding the factors considered by the trustees.

Response:
---------
The Registrant believes that it has related the factors considered by the trustees to the circumstances of each Fund and subadvisory agreement. The trustees' process of considering a Fund's subadvisory agreements is tailored to the specific circumstances of each Fund as an investment company operated under the particular manager-of-managers structure implemented for the Registrant. The Registrant's disclosure describes this process and clearly presents factors that are particular to the Registrant's manager-of-managers structure, e.g., for new subadvisors, the manner in which their investment styles would complement those of existing subadvisors. To address the Staff's comments, the Registrant has included additional details regarding the factors considered by the trustees.

       			*	*	*

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Securities and Exchange Commission
August 27, 2004
Page 2


Acknowledgement
---------------
At the request of the Staff, the Registrant acknowledges the following:

*	the Registrant is responsible for the adequacy and accuracy of the
	disclosure in the Definitive Information Statements;

*	the Staff's comments and the changes to the Definitive Information
	Statements made by the Registrant in response to the Staff's comments do not foreclose the SEC from taking any action with respect to the Definitive Information Statements; and

*	the Registrant may not assert the Staff's comments as a defense in
	any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

       			*	*	*


If you have any questions with respect to the foregoing, please do not hesitate to telephone the undersigned at (617) 570-8290.

Sincerely,

/s/ Margaret A. Carey
---------------------
Margaret A. Carey

cc:	Philip H. Newman, P.C.




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